Zentek To Begin Trading Common Stock on NASDAQ March 22, 2022

Guelph, ON - March 21, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V:ZEN; and OTC:ZENYF), a Canadian intellectual property development and commercialization company, is pleased to announce that its SEC Form 40-F registration statement will be effective at the close of business today, and that its common stock has been approved and will commence trading on the Nasdaq Capital Market ("Nasdaq") under the symbol "ZTEK" on Tuesday, March 22, 2022.

Greg Fenton, CEO of Zentek, commented, "Trading on the NASDAQ is an important milestone for Zentek, and reflective of our growth and transition to becoming a global technology company. This will be pivotal in generating additional interest and awareness in the U.S. investment community, is expected to enhance trading liquidity in our shares, and will provide us with greater exposure to institutional investors."

Zentek's common stock will continue to trade on the TSX Venture Exchange (TSX-V) under the symbol ZEN.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.